

January 28, 2009

Via U.S. Mail and Facsimile @ (585) 383-3428

Mr. Jonathan J. Judge
President and Chief Executive Officer
Paychex, Inc.
911 Panorama Trail South
Rochester, New York 14625-2396

Re: **Paychex, Inc.**
Form 10-K for the year ended May 31, 2008
Definitive Proxy Statement on Schedule 14A filed August 29, 2008
File No. 000-11330

Dear Mr. Judge:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definite Proxy Statement on Schedule 14A

Director Compensation, page 6
Cash Compensation, page 6

1. We note your disclosure in the third paragraph. It is unclear whether $120,000 of equity value represents an amount which is different from the equity value of the awards received by the directors prior to the July 2008 change in the cash and equity compensation structure. In future filings please revise your disclosure to indicate clearly any increases or decreases in the value of equity compensation of the company's directors.

Compensation Discussion and Analysis, page 15
Elements of Compensation, page 16

Annual Officer Performance Incentive Program, page 17

2. We note that annual service revenue growth; annual operating income growth (net of
   certain items); and operating income (net of certain items) expressed as a percentage of
   service revenue are material for purposes of determining the amount of incentive annual
   compensation paid to a named executive officer. In future filings please quantify these
   performance targets and disclose whether they have been achieved for each executive
   officer.

3. In future filings please disclose how compliance with section 162(m) of the Code
   determines the size of the quantitative component of the annual incentive compensation.

4. In the last paragraph on page 17 you disclose that qualitative targets may also be based on
   "functions unique to the individual."

   - The compensation discussion and analysis should be sufficiently precise to
     identify material differences in compensation policies with respect to individual
     named executive officers. In future filings, if a named executive officer's
     personal performance is measured against pre-established personal goals, please
     disclose them to the extent material in determining the amount of the qualitative
     component of the incentive annual compensation. Refer to Section II.B.1 of
     Commission Release No. 33-8732A.

   - In future filings please disclose what the targets of the qualitative component of
     the annual incentive compensation are.

   Equity Compensation, page 18

5. In future filings please disclose in more detail the factors taken in consideration by the
   governance and compensation committee in determining the number of shares of
   restricted stock and options granted to each named executive officer. Your discussion
   should provide a comprehensive analysis of the substance of the governance and
   compensation committee's decision.

6. In future filings please clarify that if the operating income targets (net of certain items)
   are met for a fiscal year, one-third of the award will vest; and that if these targets are met
   for three consecutive years, then the restricted stock awards would fully vest at the end of
   the three year period.

Compensation Received in Fiscal Year 2008, page 20

7. As presented, your alternative summary compensation table overshadows, and detracts from, the Summary Compensation Table found on page 22.

- Since the concept of "received compensation" is not a concept defined by the rules, in future filings please de-emphasize this alternative presentation by, among other things, re-wording the title of the heading to clearly communicate to the investors that this is an alternative form of presentation not required by the rules, and does not represent a substitute for the information required by Item 402 of Regulation S-K.

- Please move this table to the end of your executive compensation disclosure so that this type of disclosure is not given greater prominence than the required tables.

- In future filings please revise your disclosure to explain the clear differences between compensation amounts presented in your alternative table and the compensation amounts presented in the Summary Compensation Table. Stating that the alternative disclosure "excludes the complex accounting valuations for equity awards" as required by Item 402, may suggest to the investors that they should rely on the alternative compensation disclosure rather than the one required by the rules.

Named Executive Officer Compensation Table, page 22
Fiscal Year 2008 Summary Compensation Table, page 22

8. In footnote (4) you refer to compensation related to certain "sales recognition events." In future filings please explain what they are.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Era Anagnosti, Staff Attorney, at (202) 551-3369, or to Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713.

Sincerely,

Pamela A. Long
Assistant Director